Exhibit 99.1

                     [LETTERHEAD OF MARATHON FUND, L.P.]


September 18, 2000


Dear Board of Directors:

We are fiduciary for shareholders controlling 468,233 shares of Lancer Corporation, representing approximately 5.13% of the total of outstanding shares. Four months have passed since we expressed our concerns regarding the organizational disarray at Lancer during the annual meeting in San Antonio. You will recall that, with some reservations, these concerns were validated by the comments of other shareholders, employees, and directors during the annual meeting. Furthermore, an SEC schedule 13D filed by another large shareholder in August of 1999 raised many of the same issues.

Unfortunately, there has been little action taken during the ensuing months to address the issues raised in either of these venues. As a result, Lancer's financial performance continues to stagnate, as reflected in seven consecutive quarters over prior year quarter results.

As we see it, Lancer's four great attributes are a respected brand name, a "franchise" position as one of a handful of players in an industry with high barriers to entry, industry leading technology and product development.
However, it also is apparent that the market for Lancer's products has evolved to the point that it will become increasingly difficult for Lancer to compete with multi-line companies with far greater resources and the ability to spread marketing costs across multiple product lines.

Therefore, it has become apparent to us that a combination with a larger industry player is in the best interest of Lancer shareholder's (including management shareholder), employees, and customers. Moreover, we believe that this is the best, and only, strategy for preserving Lancer's position as the premier manufacturer in its product segment.

The time for inaction has passed and it is time for Lancer's employees, shareholders and other stakeholders to unite to seize control of our destiny by selling to someone who is committed to make this Company what it should be: the undisputed leader in the beverage equipment business. We intend to make every conceivable effort to bring this result to fruition.


                                        Sincerely,

     /s/ Don Woodard, Jr.                    /s/ David A. Corbin